Exhibit 99.1


                                   Footnotes

(1) The stockholders are Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"), and Warburg Pincus & Co., a New York general partnership ("WP"). The sole general partner of WPV is Warburg Pincus Partners LLC, a New York limited liability company ("WPP"), whose managing member is WP. Warburg Pincus LLC, a New York limited liability company ("WP LLC" and together with WPV, WPP and WP, the "Warburg Pincus Entities"), manages WPV. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members of WP LLC and may be deemed to control the Warburg Pincus Entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Entities. Sidney Lapidus, a director of Knoll, Inc., is a general partner of WP and a managing director and member of WP LLC. All shares indicated as owned by Mr. Lapidus are included because of his affiliation with the Warburg Pincus Entities. By reason of such affiliation, Mr. Lapidus may be deemed to have an indirect pecuniary interest within the meaning of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in an indeterminate portion of the shares reported herein. Mr. Lapidus disclaims "beneficial ownership" of such shares within the meaning of Rule 13d-3 under the Exchange Act.

(2) Pro rata distribution from Warburg Pincus Ventures, L.P. to its limited partners.